Trombly Business Law
1320 Centre Street, Suite 202
Newton, MA 02459
Telephone (617) 243-0060
Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

February 11, 2008

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

Attn:  Mr. H. Christopher Owings

Re:          U.S. Biodefense, Inc.
Information Statement on Schedule 14C
Filed November 1, 2007
Form 10-KSB filed March 15, 2007
File No.: 0-31431

Dear Mr. Owings:

Please be advised that I am securities counsel for U.S. Biodefense, Inc. (the “Company”).
Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the November 28, 2007 letter received from the Staff.

Information Statement on Schedule 14C Filed November 1, 2007

General

Comment 1.
We note the press release your subsidiary, Emergency Disaster Systems, Inc., issued on August 29, 2007 indicating that it planned on filing a Form SB-2 registration statement to distribute shares of common stock. Please tell us whether you have effectuated the share distribution and, if so, why EDS has not yet filed a registration statement. If you believe that the share distribution does not require registration, please provide us with your analysis. In this regard, we refer you to SEC Staff Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txtj for the Division’s views regarding Section 5 of the Securities Act and spin-offs.

Response 1.
On or about September 27, 2007, the Company distributed 632,818 restricted shares of the common stock of its subsidiary, Emergency Disaster Systems, Inc. to approximately 15 stockholders. This distribution represented 100% of the shares of Emergency Disaster Systems. The Chief Executive Officer at the time of the distribution, David Chin, received approximately 60% of such shares based on his ownership of shares of common stock of the Company. The Company estimates that the value of the transaction was under $20,000. The Company acknowledges that it did not comply with SEC Staff Bulletin No. 4.

The Company experienced a change in control on January 10, 2008. New Management believes such transaction did not comply with Section 5 of the Securities Act of 1933. The Company proposes to include a reserve to purchase any shares of Emergency Disaster Systems, Inc. back from shareholders. Additionally, the Company proposes to include risk factor disclosure describing the transaction in its annual report on Form 10-K.

Notice of Action by Written Consent of Shareholders

Comment 2.
In the second paragraph of your letter to stockholders, you state that “the corporate action is expected to be taken by consent of the holders of a majority the shares outstanding, pursuant to Nevada law.”  It appears that you are incorporated in Utah.  Please revise to remove this inconsistency.

Response 2.	The Company has complied with the Staff’s comment.

Proposal

Effect of the Split

Comment 3.
In the third paragraph of this discussion, you indicate that “the number of shares of [y]our common stock issued and outstanding would be increased following the effective time of the split…”  Yet in the next paragraph, you indicate that the number of shares outstanding “after the forward split,” where we presume you mean to refer to “reverse split,” the number of shares you disclose will be reduced, not increased, following the split.  Please revise to clarify these inconsistencies here and in your discussion under “Vote Required.”

Response 3.	The Company has complied with the Staff’s comment.

Summary Compensation Table

Comment 4.
We note that you disclose your compensation granted in year 2007 in the Summary Compensation Table. Considering it appears that you are providing compensation information for the current fiscal year, please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. For example, please update your Summary Compensation Table to reformat the table in accordance with the new disclosure requirements. We note that at the time you filed your Schedule 14C you were not expected to comply with the new disclosure requirement, however, your current fiscal year will be complete within the next few days and you are already disclosing 2007 compensation, so please revise your disclosure accordingly. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the “Executive Compensation and Related Person Disclosure Transition Question and Answers” located at our web-site www.sec.gov.

Response 4.	The Company has removed the Summary Compensation Table from the information statement, as it is not a required disclosure for the corporate action described in the information statement.

Comment 5.
We note that you have awarded Mr. David Chin a restricted stock award in 2007. Please provide disclosure in a footnote of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Item 402(b)(2)(v) of Regulation S-B.

Response 5.	The Company has removed the Summary Compensation Table from the information statement, as it is not a required disclosure for the corporate action described in the information statement.

Comment 6.
Please provide a narrative description of any material factors necessary to an understanding of the information relating to the restricted stock awards grant as disclosed in the Summary Compensation Table. See Item 402(c) of Regulation S-B.

Response 6.	The Company has removed the Summary Compensation Table from the information statement, as it is not a required disclosure for the corporate action described in the information statement.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

General

Comment 7.
In accordance with Item 310 of Regulation S-B, please amend your Form 10-KSB for the fiscal year ended November 30, 2006 to include an audited Consolidated Statements of Stockholders’ Equity and Consolidated Statement of Cash Flows for the fiscal years ended November 30, 2006 and 2005.

Response 7.
The Company has revised the Consolidated Statements of Stockholders’ Equity to include information for the fiscal years ended November 30, 2006 and 2005.  The Company has revised the heading of the Consolidated Statement of Cash Flows to accurately state that the financial information therein is for the fiscal years ended November 20, 2006 and 2005.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

                                                                                       /s/  Amy M. Trombly
     Amy M. Trombly
     Counsel for US Biodefense, Inc.

cc:            Scott Gallagher, US Biodefense, Inc.